Rocket Global Acquisition Corp.

122 East 42nd Street, Unit 2105

New York, NY 10168

February 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt

Re: Rocket Global Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-253832

Dear Mr. Holt:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Rocket Global Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 3, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Kenneth R. Koch at (212) 692-6768 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Rocket Global Acquisition Corp.

By:	/s/ Philip Wagenheim
Name:	Philip Wagenheim
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

cc: Kenneth R. Koch
Mintz Levin Cohn Ferris Glovsky and Popeo P.C.
666 Third Avenue, 16th Floor
New York, New York 10017